UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

UniCapital Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Kheng Siang Lee

99 S. Lake Ave., Suite 208, Pasadena, CA 91101

(626) 577-8300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 18, 2009

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			Tai Pan Holding, Inc. EIN #: 26-0904488
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Tai Pan Holding, Inc. is incorporated in the State of Delaware.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,340,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,340,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,340,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	CO

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			Kheng Siang Lee
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	OO

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Kheng Siang Lee is a citizen of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	31,340,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	31,340,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	31,340,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of UniCapital Acquisition Corp., a Delaware corporation (the “Company” or “Issuer”)

The Company’s office address is at 99 S. Lake Ave., Suite 208 Pasadena, CA 91101. Its telephone number at this location is (626) 577-8300.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Tai Pan Holding, Inc., a Delaware corporation ("Tai Pan"), and Kheng Siang Lee (each a "Reporting Person," and together, the "Reporting Persons").

Tai Pan purchased all of the Company's Common Stock as of January 18, 2009, pursuant to a Share Purchase Agreement dated as of January 2, 2009 between Tai Pan and William Tay.

Tai Pan is a corporation incorporated in the State of Delaware. Tai Pan develops and sells consumer electronic products to retailers and consumers. At the year end 2008, board members and management felt that with current global economic crisis the company shall diversify its business model and structure it as an investment company. Tai Pan is located at the following address: 99 S. Lake Ave., Suite 208, Pasadena, CA 91101.

Tai Pan has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The controlling shareholder of Tai Pan is Kheng Siang Lee, who is also the Chief Executive Officer and Director of Tai Pan. Mr. Lee’s business address is at 99 S. Lake Ave., Suite 208, Pasadena, CA 91101. Mr. Lee is the President and Director of Gridlink Technologies, Inc, a Delaware corporation (the former entity of Tai Pan Holding, Inc), from 2007 to present. Mr. Lee has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lee is a citizen of Singapore.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement, on January 18, 2009, Tai Pan purchased for a price of USD$39,950.00 in cash, 31,340,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company. Tai Pan used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of Tai Pan plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons acquired their interests in the Company pursuant to a transaction whereby Messrs. Kheng Siang Lee, Cheng Yu Wang, Hoon Leum Goh, and Eng Seng Tan would become Officers and Directors of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Messrs. Kheng Siang Lee, Cheng Yu Wang, Hoon Leum Goh, and Eng Seng Tan and/or Tai Pan may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Tai Pan beneficially owns 31,340,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

As the controlling stockholder of Tai Pan, Kheng Siang Lee is the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Tai Pan or Kheng Siang Lee has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated January 2, 2009, between Tai Pan Holding, Inc. and William Tay (herein incorporated by reference from filing on Form 8-K by UniCapital Acquisition Corp. on January 16, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAI PAN HOLDING, INC.

A Delaware corporation

By: /s/ Kheng Siang Lee

Name: Kheng Siang Lee

Title: President/CEO

Dated: February 10, 2009

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Kheng Siang Lee

Name: Kheng Siang Lee

Dated: February 10, 2009